Exhibit 4.4

THIS DEED OF AMENDMENT is made on 24 February 2010

BETWEEN:

(1) TOMKINS PLC a company incorporated in England with registered number 203531 and having its registered office at East Putney House, 84 Upper Richmond Road, London SW15 2ST (“the Company”); and

(2) JAMES NICOL whose address is Flat 17, Hillbrow, Richmond, Surrey TW10 6BH (“the Executive”);

each a party and together the parties.

WHEREAS:

(A)
The Company and the Executive entered into a Service Agreement, executed as a deed on 11 February, 2002, whereby the Company undertook to employ the Executive as the Chief Executive Officer of the Company.

(B)	The parties now wish to make certain amendments to the form of the Service Agreement and record such amendments in this Deed.

NOW IT IS AGREED AS FOLLOWS:

1.	Interpretation

1.1	Capitalised terms have, unless expressly defined in this Deed, the same meanings as in the Service Agreement.

1.2	References in this Deed to a clause, unless the context otherwise requires are references to the clauses of the Service Agreement.

2.	Amendments to the Service Agreement

2.1	That (2) of the Parties shall be amended by the deletion of “22 Rochester Avenue, Toronto, Ontario, M4N 1NA, Canada” and the substitution therefor of “Flat 17, Hillbrow, Richmond, Surrey TW10 6BH”.

2.2	That the Interpretation clause at (I) shall be amended by the addition following “In this Agreement” of the words “and for the purposes of any document referred to in it”.

2.3
That the definition of “Good Leaver” in the Interpretation clause be amended at (b) by the deletion of “to treat the Appointment as terminated in accordance with Clause 14.3” and the substitution therefor of “to treat notice by the Company as having been given in accordance with Clause 14.1”.

2.4	That the Interpretation clause at (II) be deleted in its entirety and replaced by the following clause:

“(II)
The expressions “subsidiary” and “holding company” have the meanings given to them by Section 1159 of the Companies Act 2006; the expressions “parent undertaking” and “subsidiary undertaking” have the meanings given to them by Section 1162 of the Companies Act 2006; and the expression “financial year” has the meaning given by Section 390 of the Companies Act 2006.”

2.5	That the Interpretation clause at (III) be deleted in its entirety and replaced by the following clause:

“(III)	The provisions of Chapter 3 of the Disclosure and Transparency Rules apply in determining for the purpose of Clauses 8 and 9 whether the Executive has an interest in any shares or other securities.”

2.6	That recital (4) be amended by the deletion of “and 14”.

2.7	That Clauses 2.2, 2.3 and 2.4 be deleted in their entirety and replaced by the following clauses:

“2.2
The Company (and any relevant Group Company) shall not be obliged to provide work to the Executive at any time after notice of termination of the Appointment shall have been given by either party under any of the provisions of this Agreement and the Company may, in its discretion, take any one or more of the following steps in respect of any unexpired period of notice:

(a)	require the Executive to comply with such reasonable conditions as it may specify in relation to attending at, or remaining away from, the place(s) of business of the Company and the Group Companies;

(b)	withdraw any powers vested in, or duties assigned to, the Executive; or

(c)
require the Executive to forthwith resign as a director of the Company and from all offices held by him in any Group Company and from all other appointments or offices which he holds as nominee or representative of the Company or any Group Company and, if he fails so to do, the Company is irrevocably authorised by the Executive to appoint some person in his name and on his behalf to execute such documents and to do such other things as are reasonably necessary to give effect to such resignations, provided that the Executive shall continue to receive his normal salary and benefits until the Termination Date, and provided that the Executive shall continue to be eligible to receive variable compensation and any other awards or entitlements pursuant to this Agreement or the Appointment, without any diminution or reduction resulting from the operation of this clause. The Company shall procure that the Executive is treated as a Good Leaver for such awards or entitlements for the purposes of any relevant plans.

2.3
If (other than in accordance with Clause 14.1 or pursuant to the request of the Company in accordance with Clauses 2.2(c) or 13.4) the Executive shall cease by reason of his voluntary resignation or default to be a director of the Company he shall be deemed to be in repudiatory breach of this agreement.

2.4
Subject to the Company's rights under Clause 2.2(c) of this Agreement, if during the Appointment the Executive shall be removed from his office as a director of the Company pursuant to any power in that behalf given to the Board or to the members of the Company by law or by the Articles of Association of the Company, or if he shall retire from his office as a director of the Company by rotation and shall not be re-elected, such event shall be deemed to be a repudiatory breach of this Agreement by the Company.”

2.8	That Clause 4.1(b) be deleted in its entirety and replaced with the following clause:

“(b)
Variable compensation calculated and awarded under the Tomkins Annual Bonus Incentive Scheme (the “Annual Bonus Incentive Plan"), the Tomkins Interim Bonus Plan or any other future variable compensation plan as may be agreed with the Executive and is in operation within the Group. Under no circumstances shall the variable compensation payable to the Executive in one financial year under any of the plans referred to above exceed 100% of the Executive’s fixed salary as at the end of that financial year. For the avoidance of doubt, this limitation does not include any payments or benefits listed in Clause 5 or the potential for an award of deferred shares of 40% of fixed salary to vest at the end of three years (being the Restricted Period under the Annual Bonus Incentive Plan) in accordance with the Annual Bonus Incentive Plan.”

2.9	That Clause 4.5 be amended by the deletion of “or from any payment made pursuant to Clause 14”.

2.10	That Clause 5.1 be amended by the deletion of “Until notice of termination of the Appointment is given under Clauses 2, 13 or 14” and the substitution therefor of “Until the Termination Date”.

2.11	That Clause 6.3.7 be deleted in its entirety and replaced with the following clause:

“6.3.7	(i)
The Executive was entitled to participate in the Company’s Executive Share Option Plan.  The Remuneration Committee considered the Executive for awards and grants of options over shares with an aggregate market value of £3m per annum up to the maximum permitted by the plan rules from time to time with the last such grant being made in November 2004.

(ii)
The Executive will be entitled to participate in the Tomkins 2006 Performance Share Plan. The Remuneration Committee will consider the Executive for grants of awards under that plan up to the maximum permitted by the plan rules from time to time.  Provided the performance of the Company so justifies, the Company will grant the Executive an annual award over shares worth £4 million, which shall vest in accordance with performance targets set under that Share Plan.  The first such award was made shortly after the annual general meeting in May 2006 but was deemed to have been made in November 2005.  Thereafter and (subject as aforesaid) awards will be made in February (subject to any restrictions under any applicable Company code of practice on dealing in shares) of each calendar year during which the Appointment continues.”

2.12	That Clause 7.1 be amended by the deletion of “30 days’ (ie 6 weeks)” and the substitution therefor of “35 days (ie 7 weeks)”.

2.13	That Clause 7.3 be amended by the deletion of “2.5 working days” and the substitution therefor of “3 working days”.

2.14	That Clause 10.5 be deleted in its entirety and replaced with the following clause:

“10.5
For the avoidance of doubt the period of the restrictions in these Clauses 10.1, 10.2(a) to (d) and 10.3 shall be reduced by a period equal to the period, if any, for which Clauses 2.2(a), (b) or (c) have been operated pursuant to Clause 2.2 or 14.1, and/or for which the Executive is not in receipt of Confidential Information in accordance with Clause 2.2.”

2.15	That Clause 13.2 be deleted in its entirety and replaced with the following clause:

“13.2
Unless the Board otherwise permits and subject to the requirements of English law, the Appointment shall, notwithstanding any other provision of this Agreement, automatically terminate without notice at the end of the month in which the Executive attains the age of 65 years, being the Company's normal retirement age.”

2.16	That Clause 14 be deleted in its entirety and replaced with the following clause:

“14	Further termination provisions

14.1
Provided that he so notifies the Company in writing, the Executive shall be entitled at his discretion to treat himself as having received the notice from the Company required by Clause 2.1 and to be placed on garden leave and perform no duties for the Group during any period of unexpired notice and to be treated in accordance with Clause 2.2, if the Company or any Group Company:

14.1.1	terminates or purports to terminate the Appointment otherwise than in accordance with Clause 2.1 or (where so entitled) Clause 13.1 or 13.2;

14.1.2
requires the Executive to resign as a director otherwise than in accordance with Clause 2.2 (c), or removes the Executive from the office of director or fails so to reappoint him at any time when his retirement by rotation as a director falls due other than in accordance with Clause 13.1 or 13.2; or

14.1.3
reduces his fixed salary or salary supplement or guaranteed bonus arrangements or other cash benefits or varies adversely to him the bonus arrangements in circumstances where the other directors are not affected by such a variation; or

14.1.4	materially amends the Executive’s job title, status or duties (except to the extent that it is entitled to do so pursuant to Clause 2.2); or

14.1.5	commits any other repudiatory breach of this Agreement;

but this discretion shall be without prejudice to the Executive's right (as an alternative to the above) to treat the Appointment as having terminated with immediate effect on acceptance of the  Company's repudiatory breach of this Agreement.”

3.	General

3.1	Save as amended by this Deed, the Service Agreement shall remain in full force and effect.

3.2	This Deed may be executed in any number of counterparts and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together one and the same instrument.

3.3
This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by, and interpreted in accordance with, English law and the parties hereby irrevocably submit to the jurisdiction of the English courts.

IN WITNESS whereof the parties hereto have caused this Deed to be duly executed on the day and year first above written.

Executed as a deed by	)	..........................................................
Tomkins plc acting by a director and its secretary	) )	Director
	) )	............................................................ Secretary

Signed as a deed by James Nicol in the presence of:	) )	............................................................. (Signature of individual)
Witness’s signature:		.............................................................
Name (print):		.............................................................
Occupation:		.............................................................
Address:		.............................................................